Item 1.
(a)  Duane Reade, Inc.
(b)  440 Ninth Avenue
     New York, NY  10001

Item 2.
(a)  King Investment Advisors, Inc.
(b)  1980 Post Oak Boulevard, Suite 2400
     Houston, TX  77056
(c)  U.S.A.
(d)  Common
(e)  263578106

Item 3.
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership
(a)  1,296,247
(b)  5.3%
(c)  i   1,282,735
     ii  0
     iii 13,512
     iv  0

Item 5.  Ownership of Five Percent or Less of a Class
Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.  Identification and Classification of Members of the Group
Not applicable

Item 9.  Notice of Dissolution of Group
Not applicable

Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 3, 2003
                                                 Date


                                                 Signature


                                                 Roger E. King, President
                                                 King Investment Advisors, Inc.